UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[Mark One]

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 01-13697
MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
(Full title of the Plan)
MOHAWK INDUSTRIES, INC.
(Name of the issuer of the securities held pursuant to the Plan)
160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Index to Financial Statements, Supplemental Schedule and Exhibit

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Mohawk Carpet, LLC
     Retirement Savings Plan II:
We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan II (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1 to the financial statements, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements, included in ASC Subtopic 820-10, “Fair Value Measurements and Disclosures-Overall”, effective January 1, 2008.

/s/ KPMG LLP
Atlanta, Georgia
June 25, 2010

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Statements of Net Assets Available for Plan Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Plan’s interest in Master Trust, at fair value (notes 1, 4 and 5)	$354,927,229	299,269,118
Loans to participants (notes 1, 4 and 5)	13,752,320	15,383,926

Total investments before adjustments	368,679,549	314,653,044
Contributions receivable from employer	57,621	23,480
Contributions receivable from participants	139,129	58,060

Net assets available for plan benefits before adjustments	368,876,299	314,734,584
Adjustment from fair value to contract value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	1,332,054	4,340,198

Net assets available for plan benefits	$370,208,353	319,074,782

See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2009 and 2008

	2009	2008
Additions (deductions):
Investment income (loss):
Interest	$855,914	1,220,380
Net (depreciation) appreciation in fair value of loans to participants	(766,140)	1,012,031
Plan’s interest in income (loss) of Master Trust (notes 1, 4 and 5)	53,073,613	(106,769,407)

Net investment income (loss)	53,163,387	(104,536,996)
Contributions from employer	10,415,232	12,580,462
Contributions from participants	25,208,519	29,025,981

	88,787,138	(62,930,553)

Deductions:
Distributions to participants	37,473,211	42,255,624
Administrative expenses	182,458	152,669

Total deductions	37,655,669	42,408,293

Net increase (decrease) in net assets available for plan plan benefits before transfers to/from other Mohawk Carpet Corporation Plans and cumulative effect of change in accounting principle	51,131,469	(105,338,846)
Transfers:
Transfers from other plans (note 8)	213,640	732,185
Transfers to other plans (note 8)	(211,538)	(153,396)

Net transfers from other plans	2,102	578,789

Net increase (decrease) in net assets available for plan benefits before cumulative effect of change in accounting principle	51,133,571	(104,760,057)
Cumulative effect of change in accounting principle (note 1)	—	112,665

Net increase (decrease) in net assets available for plan benefits	51,133,571	(104,647,392)
Net assets available for plan benefits at beginning of year	319,074,782	423,722,174

Net assets available for plan benefits at end of year	$370,208,353	319,074,782

See accompanying notes to financial statements.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2009 and 2008
(1)	Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed by the Mohawk Carpet, LLC Retirement Savings Plan II (the Plan) in preparing its financial statements.
(a)	Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(b)	Investments
The Mohawk Carpet, LLC Retirement Savings Plan and Mohawk Carpet, LLC Retirement Savings Plan II Master Trust (Master Trust) was established on January 1, 2007. As of December 31, 2009 and 2008, the Plan’s investments consist of its interest in the investments of the Master Trust and loans receivable from participants. The Master Trust is an arrangement by which investments of the Plan and one other Mohawk Carpet, LLC defined-contribution plan share a trust (see note 5). The Plan’s investment in the Master Trust is based on its equity share of the Master Trust’s investments.
The Master Trust investments in registered investment companies and common stock are stated at fair value. Fair value is based on the quoted market or redemption values on the last business day of the Plan year. Securities traded on a national securities exchange are valued at the closing market price on the last business day of the Plan year. Common collective funds contain investments in guaranteed investment contracts, which are stated at contract value. The Plan’s interest in common collective funds is valued based on information reported by the Plan’s trustee using financial statements of the common collective funds at year end. These investments are maintained in the Stable Value Fund of the Master Trust as of December 31, 2009 and 2008. The statements of net assets available for plan benefits present the fair value of the common collective funds as well as the related adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Securities transactions are accounted for on a trade-date basis.
The Plan presents loans to participants as investments. Effective January 1, 2008, the Plan adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820-10 (“ASC 820-10”), formerly Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. In connection with the adoption of ASC 820-10, the Plan presents loans to participants at fair value based on a discounted cash flow model using market based interest rates. Prior to the adoption of ASC 820-10, loans to participants were stated at amortized cost. The adoption of ASC 820-10 resulted in an increase in loans to participants of $112,665 which was recorded on January 1, 2008 as a cumulative effect of change in accounting principle on the statements of changes in net assets available for plan benefits.
The Plan presents in the statements of changes in net assets available for benefits the Plan’s interest in income (loss) of the Master Trust, which consists primarily of the realized gains or losses on the fair value of the Master Trust investments and the unrealized appreciation (depreciation) on those investments.
The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule of assets (held at end of year).
(2)	Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan and covers substantially all salaried, sales, and nonexempt employees, of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc., and all employees, including hourly, nonexempt and salaried, of the Karastan Bigelow Group and the Lauren Park Mill Group. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of the calendar month after the completion of 90 days of service.
The Plan is administered by an Administrative Committee (Committee) appointed by the Company. The Committee is responsible for the control, management, and administration of the Plan and the assets. Fidelity Management Trust Company (Fidelity) was the Trustee of the Plan as of and for the years ended December 31, 2009 and 2008.
(b)	Contributions
Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 50% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. For all participants other than employees of Dal-Tile International, Inc., the Company provides 50% matching contributions up to the first 4% of each participant’s gross compensation contributed to the Plan and an additional match of $0.25 for every $1.00 of participant contributions in excess of 4% up to a maximum of 6%. The employer match for participants employed by Dal-Tile International, Inc. is 50% up to the first 6%

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2009 and 2008
of each participant’s gross compensation contributed to the Plan.
The terms of the Plan also provide for discretionary employer profit sharing contributions to plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. During 2009, there were no discretionary employer profit sharing contributions relating to 2009 performance. Discretionary employer profit sharing contributions of $1,021,129 and $2,144,802 were made to the Plan during the years ended December 31, 2009 and 2008, respectively, relating to 2008 and 2007 performance.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions for the period as well as the employer’s matching contribution and an allocation of any discretionary employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants’ accounts monthly based on the proportion of each participant’s account balance to the total account balance within each investment fund at the beginning of the month.
Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.
(d)	Distributions to Participants
Upon termination of employment, the participant’s account shall be distributed in a lump-sum cash payment as soon as administratively practicable.
Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date, with the exception of homestead loans.
Benefits are recorded when paid.
(e)	Vesting
Participants are immediately vested in their contributions and any income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company’s matching and discretionary contributions after one year of service. Prior to January 1, 2001, those participants in the Plan vested immediately in the Company’s matching and discretionary contributions.
Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. There were no forfeitures used to reduce employer contributions in 2009. In 2008, employer contributions were reduced by forfeitures of $153,499.
(f)	Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees. All other Plan related expenses are paid by the Plan.
(3)	Transactions with Parties in Interest
As of December 31, 2009 and 2008, the Master Trust held investments in Mohawk Industries, Inc. common stock, registered investment companies and common collective funds that are sponsored by the Trustee.
(4)	Fair Value Measurement
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity instruments and alternative investments.
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2009 and 2008
substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.
The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2009 and 2008. At December 31, 2009 and 2008, Level 3 assets comprised approximately 3.7% and 4.9%, respectively, of the Plan’s total investment portfolio fair value.

	As of December 31, 2009
	Fair
	Value	Level 1	Level 2	Level 3
Investments:
Cash and equivalents	$1	1	—	—
Interest bearing cash	3,008,770	3,008,770	—	—
Common stock	21,270,024	21,270,024	—	—
Registered investment companies	224,460,511	224,460,511	—	—
Common collective funds	105,938,347	—	105,938,347	—
Loans to participants	13,752,320	—	—	13,752,320
Plan’s interest in Master Trust receivables, net	249,576	249,576	—	—

Total investments at fair value	$368,679,549	248,988,882	105,938,347	13,752,320

	As of December 31, 2008
	Fair
	Value	Level 1	Level 2	Level 3
Investments:
Cash and equivalents	$32,539	32,539	—	—
Interest bearing cash	10,225,001	10,225,001	—	—
Common stock	18,208,478	18,208,478	—	—
Registered investment companies	163,542,413	163,542,413	—	—
Common collective funds	107,065,301	—	107,065,301	—
Loans to participants	15,383,926	—	—	15,383,926
Plan’s interest in Master Trust receivables, net	195,386	195,386	—	—

Total investments at fair value	$314,653,044	192,203,817	107,065,301	15,383,926

The following table presents a reconciliation of Level 3 assets measured at fair value for the years ended December 31, 2009 and 2008.

	Level 3 Assets
	2009	2008
Beginning balance as of January 1,	$15,383,926	14,521,345
Repayments, net of withdrawals and deemed distributions	(865,466)	(262,115)
Cumulative effect of change in accounting principle	—	112,665
Net (depreciation) appreciation in fair value of loans to participants	(766,140)	1,012,031

Ending balance as of December 31,	$13,752,320	15,383,926

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2009 and 2008
(5)	Investments
At December 31, 2009 and 2008, the Plan’s interest in the net assets of the Master Trust was approximately 71.5% and 69.4%.
Master Trust net assets as of December 31, 2009 and 2008 are as follows:

	2009	2008
Investments, at fair value:
Cash and equivalents	$1	44,171
Interest bearing cash	4,558,155	13,392,555
Mohawk common stock	28,724,104	25,331,086
Registered investment companies	278,635,328	206,424,107
Common collective funds	184,373,706	186,090,848
Other receivables, net	362,646	205,949

Net assets, at fair value	$496,653,940	431,488,716

Investment income has been allocated among the Plans based on the respective participants’ interest. Changes in net assets of the Master Trust for the plan years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Interest and dividends	$7,821,145	14,895,325
Net appreciation (depreciation) in fair value of investments:
Mohawk Industries, Inc. common stock	5,593,982	(16,329,063)
Registered investment companies	52,995,600	(132,638,385)
Common collective funds	5,225,437	(6,185,328)

Net investment income (loss)	71,636,164	(140,257,451)
Expenses	413,548	401,857
Net transfer of assets out of investment account	(6,057,392)	(8,021,679)

Net increase (decrease) in net assets	65,165,224	(148,680,987)
Net assets at beginning of year	431,488,716	580,169,703

Net assets at end of year	$496,653,940	431,488,716

The following investments represent 5% or more of the Plan’s assets at December 31, 2009 and 2008:

	2009	2008
Plan’s interest in Master Trust	$354,927,229	299,269,118
All of the Plan’s investments are held by a party in interest to the Plan.
(6)	Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated April 22, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.
(7)	Plan Termination
While it is the Company’s intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of plan termination, participants will become 100% vested in their accounts.
(8)	Transfers from/to Other Plans
During 2009 and 2008, due to changes in employment status, $213,640 and $732,185, respectively, were transferred from the Mohawk Carpet, LLC Retirement Savings Plan to the Plan.
During 2009 and 2008, due to changes in employment status, $211,538 and $153,396, respectively, were transferred to the Mohawk Carpet, LLC Retirement Savings Plan from the Plan.

MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Notes to Financial Statements
December 31, 2009 and 2008
(9)	Reconciliation to 5500
The following schedule reconciles amounts per the accompanying financial statements to Form 5500 for December 31, 2009 and 2008:

	2009	2008
Net assets available for plan benefits per the accompanying financial statements	$370,208,353	319,074,782
Adjustment from fair value to amortized cost for loans to participants	(358,556)	(1,124,696)
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	(1,332,054)	(4,340,198)

Net assets available for plan benefits per Form 5500	$368,517,743	313,609,888

Net increase (decrease) in net assets available for plan benefits before transfers to/from other Mohawk Carpet Corporation Plans and cumulative effect of change in accounting principle per the accompanying financial statements	$51,131,469	(105,338,846)
Adjustment for net depreciation (appreciation) in fair value of loans to participants	766,140	(1,012,031)
Adjustment from contract value to fair value for Plan’s interest in Master Trust related to fully benefit-responsive investment contracts	3,008,144	(3,479,386)

Net increase (decrease) in net assets available for plan benefits per Form 5500	$54,905,753	(109,830,263)

Loans to participants per the accompanying financial statements	$13,752,320	15,383,926
Adjustment from fair value to amortized cost	(358,556)	(1,124,696)

Loans to participants per Form 5500	$13,393,764	14,259,230

(10)	Recent Accounting Pronouncements
Effective January 1, 2008, the Plan adopted ASC 820-10, formerly SFAS No. 157, “Fair Value Measurements”. ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This pronouncement does not require any new fair value measurements. In February 2008, the FASB issued, ASC-820-10-55-23, formerly FASB Staff Position (FSP) No. FAS 157-2, Effective Date of FASB Statement No. 157, which defers the effective date of ASC 820-10 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis. ASC-820-10-55-23 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In 2008 the Plan adopted ASC-820-10-55-23. In October 2008, the FASB issued ASC-820-10-35, formerly FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active. ASC-820-10-35 was effective upon issuance and applies to periods for which financial statements have not been issued. ASC-820-10-35’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management’s assumptions. The effect of the adoption of ASC 820-10 did not have a material effect on the changes in net assets or financial position of the Plan. In April 2009, the FASB issued ASC 820- 10-65, formerly FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. Under ASC 820- 10-65, if the reporting entity has determined that the volume and level of market activity has significantly decreased and the transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. ASC 820- 10-65 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 820- 10-65 on January 1, 2009 did not have a material impact on the Plan’s financial statements.

Schedule I
MOHAWK CARPET, LLC RETIREMENT SAVINGS PLAN II
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		Current
Identity of issue	Description of investment	value
*Plan’s interest in Master Trust, at fair value		$354,927,229
*Loans to participants	(1)	13,393,764

	Total	$368,320,993

*	Represent parties in interest to the Plan.

(1)	Loans are consummated at a fixed rate (then current prime rate plus 1.00%) with maturity dates through October 4, 2017.

Interest rates range from 4.25% to 10.50% on loans outstanding.
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mohawk Carpet, LLC Retirement Savings Plan II (Full Title of the Plan)
Dated: June 25, 2010	By:	/s/ Phillip Brown
Vice President, Human Resources